Mail Stop 4-6

      March 15, 2005

Mr. Michael Walsh
Chief Financial Officer
IQ Biometrix, Inc.
39111 Paseo Padre Pkwy, Suite 304
Fremont, California 94538

Re:	IQ Biometrix Inc.
	Registration Statement on Form SB-2
	Filed February 10, 2005
	File No. 333-122710

	Form 10-QSB for the Quarterly Period Ended December 31, 2004
	File No. 00-24001

Dear Mr. Walsh:

	This is to advise you that we have limited our review of the above filings to the matters addressed in the comments below.
Please
respond to our comments that pertain to the Form 10-QSB within 10 business days of the date of this letter. No further review of the registration statement has been or will be made. All persons who are by statute responsible for the adequacy and accuracy of the registration statement are urged to be certain that all information required under the Securities Act of 1933 has been included.

	Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

FORM SB-2

General

1. We note the inclusion of the references to and inclusion of information relating to Wherify Wireless, Inc. Expand the disclosure in your summary section to describe the definitive merger agreement with Wherify, the status of the pending merger, your views as to the status of the proposed merger, and any other material recent events relating to the proposed transaction. Please revise as appropriate throughout the prospectus to provide a materially complete explanation of this matter.

2. Please also expand the summary section to provide concise descriptions of the offering transactions through which each selling stockholder received the debentures and/or warrants for which you are
registering common stock underlying such securities in this
registration statement.   You should include a reference to the
detailed description of these transactions in the Selling
Stockholders section.

3. Consider indicating in footnote 3 of your calculation of registration fee table how many of the 1,805,279 shares of common stock issuable upon conversion of outstanding debentures will be issued to convert accrued but unpaid interest on those debentures.

4. Please update the risk factors section to describe the
uncertainty
as to the availability of an exemption for recent unregistered sales
of securities by the company IQ Biometrix intends to acquire, and the
potential consequences to IQ Biometrix and its investors in the event
the company is unable to establish the availability of the
exemption
relied upon.   In the risk factor, refer the reader to the section
of
the filing where, in reasonable detail, you describe the sequence of events that resulted in the recent withdrawal of your registration statement on the Form S-4.

Certain [Related Party] Transactions, page 42

5. We note from Exhibits 10.34 and 10.39 that the consulting agreement with Mr. McKelvey provides for the issuance of a warrant to purchase 300,000 shares of common stock. Please expand your disclosure in this section to discuss the terms of that warrant and the circumstances in which that warrant would be issued. Is the issuance of the warrant in any way dependent on future actions or the exercise of discretion by Mr. McKelvey? In your response, please reference the specific sections of agreements with Mr. McKelvey that you rely upon.  It appears that this warrant is not discussed in your
Item 26 disclosure or in the "Selling Stockholders" section that should address all material relationships and arrangements with
selling stockholders of this nature.   What is the relationship of
the warrant for 300,000 shares to the 25,000 shares offered by Mr. McKelvey by means of this prospectus? Based on your response, we may have further comments.

6. We also note from Exhibit 10.34 that Mr. McKelvey is to perform services such as advising and assisting in the identification, evaluation, negotiation, and securitization of sources of debt and equity funding, acquisition, and/or merger opportunities, etc. in return for compensation of $10,000/month, payable in either cash or freely tradable "S-8 shares." Please tell us the number of S-8 shares paid to Mr. McKelvey over the course of this agreement. Furthermore, please provide us with an analysis as to how the issuance of S-8 shares to Mr. McKelvey conforms with the requirements of
      Item 1(a)(1)(iii) of the General Instructions to the Form S-
8.

Convertible Debentures, page 46

7. Please expand your description of the $225,000 of 5% convertible debentures and the $3.3 million of 5% convertible debentures, both due June 30, 2005, to indicate whether the interest on those securities is convertible into common stock and/or payable in cash and whether the holder has the option to select the form of interest payment, or otherwise affect the form of the debenture payment.

Selling Stockholders, page 47

8. Please expand the filing to describe the material transactions and relationships between IQ Biometrix and each of the selling stockholders during the past three years. See Item 507 of Regulation
S-B. All transactions whereby the debentures or warrants relating to shares to be resold were issued should be described in materially complete terms. Please revise to disclose the basic terms of all such issuance transactions, including the dates the transactions took place, the material terms of the transactions, the parties who participated in the transactions, and the number of debentures and/or warrants issued to each party to the transaction. Additionally, describe the terms of any other material transactions with the selling stockholders concerning securities of the issuer that occurred during the three year period.

9. We note that several footnotes to the Selling Stockholders table state "the number of shares that may be acquired and owned after this offering by... will depend on future events that cannot now be determined." Please revise to provide the amount and percentage of shares that will be beneficially owned by the selling stockholders following the sale of the offered shares. Provide a materially complete explanation of how the "future events" might affect the number of shares owned upon completion of this offering.

10. We note that many of the footnotes indicate that the prospectus covers a number of shares "that may be acquired pursuant to the exercise of warrants [to] be issued in the future or pursuant to the conversion of a convertible debenture including accrued interest through March 31, 2005." Expand to describe the circumstances in which these warrants will or will not be issued, referring us to the pertinent provisions of the warrant agreements or other governing contract. Is the issuance of the warrants assured, no later than five days following the effective date of this registration statement, in accordance with a contractually binding obligation of the selling stockholder? Clarify the number of shares underlying warrants held by each selling stockholder and the number of shares underlying convertible debentures held by each selling stockholder.

11. We also note footnotes 14, 16, and 20 state that the prospectus covers a number of shares that varies from the number of shares shown in the selling stockholder table as being offered for the account of those stockholders. Please advise or revise.

12. Please revise to name all natural persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares to be offered for resale by all of the selling shareholders, other than widely-held entities that are subject to the periodic reporting requirements of the Exchange Act. See Interpretation I.60 of the July 1997 manual of publicly available CF telephone interpretations, as well as interpretation 4S of the Regulation S-K portion of the March 1999 supplement to the CF telephone interpretation manual.

13. In addition, please tell us whether any of the selling stockholders that are legal entities are broker-dealers or affiliates of broker-dealers. If any selling stockholders are registered broker-dealers and did not receive their securities as compensation for investment banking services, they should be named as underwriters. With respect to any affiliates of registered broker dealers, expand the prospectus to indicate whether they acquired the securities to be resold in the ordinary course of business. Also indicate whether at the time of the acquisition they had any agreements, understandings or arrangements with any other persons, either directly or indirectly, to dispose of the securities.

Controls and Procedures, page 24

14. We note the disclosure here is identical to the disclosure found in Item 3 of your Form 10-QSB for the quarter ended December 31, 2004. Please remove or revise pursuant to the comments below.

Item 26.  Recent Sales of Unregistered Securities

15. Throughout this section it is unclear as to the date, title
and
amount of securities sold in the various transactions described.
For
instance, when were the $350,000 worth of 6% convertible
subordinated
debentures issued "during the last half of calendar 2002" and the 500,000 shares of common stock issued "shortly prior to the merger of
IQ Biometrix California and IQB"? Consider disclosing these transactions in chronological order. Also, ensure that the description in this section of the amount of securities, purchase prices and/or exercise prices indicates if such disclosure has been restated to reflect any stock splits.  Please note that other than in
this section, all other descriptions of these transactions
contained
in the prospectus should be presented given retroactive effect to any
stock split or similar recapitalization.  If any debentures
described
in this section have been converted, redeemed or rolled over into new
securities, this should be clearly stated.  If any warrants issued in
the various transactions described here were exercised or expired, this should be clearly stated. Also, investors should be able to easily match the transactions described in this section with the specific documents, filed as exhibits, which disclose the terms of those transactions. For example, we were unable to determine which exhibits memorialized the June and April 2003 transactions or locate
any exhibits that memorialized the transactions that occurred in
2002
or in October 2004.

16. We note that you have issued 745,462 shares of IQB common stock to 21 consultants during the past two years for services rendered. Please specify the type and amount of consideration received by IQB from each consultant in return for the shares issued.

17. We note you issued bonuses to Greg Micek and Michael Walsh on January 12, 2005. Please disclose the number of restricted shares issued to each. Please disclose the number of freely tradable shares issued to Mr. Walsh and provide us with an explanation of the basis on which you issued freely tradable stock. Provide us with a copy of any written agreement relating to this transaction and clarify the role of IQ Biometrix in the transaction.

Item 27. Exhibits

18. Documents incorporated by reference from other filings must be clearly identified in the reference to such documents. See Item 411(d) of Regulation C. Consider including the exhibit number under which that document was previously filed or other description that clearly identifies the referenced document to assist investors in locating such documents. In this regard, we note:

* Exhibit 3.04 is marked as having been previously filed. Please clarify the filing in which the document was previously filed.

* It appears that Exhibits 10.12, 10.13, and 10.15 are identical to
Exhibits 10.09, 10.11, and 10.10.  Please advise.

* Exhibit 10.17 appears to be the form of a warrant issued.
However,
neither the name of the holder nor the date on which it was issued appears in the document so we are uncertain which transaction these warrants were issued as part of. Please clarify.

* Exhibit 10.42 is incorporated by reference from IQB`s Annual Report filed on October 1, 2004, but we were unable to locate that document in either the exhibit index or as an exhibit to that periodic report.
The document is listed as an exhibit to the Form 10-QSB filed November 15, 2004, but does not appear to have been filed as an exhibit to that periodic report either. Please advise.

19. Please ensure all contracts or agreements with selling stockholders named in this registration statement are filed as exhibits as required by Item 601(b)(10)(i)(A) of Regulation S-B. For example, we note from the disclosure in the current report on the Form 8-K, filed January 24, 2005, that a warrant to purchase 163,750 shares of common stock was also issued as a finder fee. We assume this was the warrant issued to Alpine Capital Partners. Please file any written agreement you had with this finder, or a document memorializing the terms of any oral agreement, as an exhibit to this registration statement. Also you indicate on page F-18 that Capital
Partners received $327,500 cash fee for the January 2005 private placement transaction as part of a consulting agreement with IQ Biometrix. Please file this agreement as an exhibit to the registration statement.


FORM 10-KSB FOR THE QUARTERLY PERIOD ENDED DECEMBER 31, 2004

Item 3. Controls and Procedures

20. Please note that Rule 13a-15(b) requires an evaluation of the effectiveness of disclosure controls and procedures, with the participation of your principal executive and principal financial officers, as of the end of each fiscal quarter. Please revise.

21. We note your disclosure that "[y]our disclosure controls and procedures were adequate." It does not appear that your certifying officers have reached a conclusion that your disclosure controls and procedures are effective. Please revise to address your officers` conclusions regarding the effectiveness of your disclosure controls and procedures.

22. We note your disclosure that there were no "significant changes in [y]our internal controls...that could significantly affect these controls subsequent to the date of the evaluation of these controls by the chief executive officer and principal financial officer." Please note the Item 308(c) requires that you disclose any change in internal controls over financial reporting identified in connection with the evaluation required by Rule 13a-15(d) that occurred during your last fiscal quarter that has materially affected, or is reasonably likely to materially affect, you internal controls over financial reporting. Please revise.

*	*	*	*	*

	As appropriate, please amend your filing in response to these comments. Please ensure that your amendment is marked in accordance
with Item 310 of Regulation S-T.  You may wish to provide us with
marked copies of the amendment to expedite our review.   Please
furnish a cover letter with your amendment that keys your responses to our comments. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      Please allow adequate time after filing of any amendment for further review before submitting a request for acceleration.
Please
provide this request at least two business days in advance of the requested effective date.

	Direct any questions to Rebekah Toton at (202) 942-2994 or Mark
P. Shuman, Branch Chief - Legal, at (202) 942-1818. If you need further assistance, you may contact me at (202) 942-1800.


							Sincerely,


							Barbara C. Jacobs
							Assistant Director


cc:	Via Facsimile (415) 495-8901
	Alisande M. Rozynko, Esq.
	The Crone Law Group LLP
	Telephone: (415) 495-8900

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IQ Biometrix, Inc.
March 15, 2005
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